GURU.CLUB LLC

STATEMENT OF OPERATIONS - UNAUDITED

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
GROSS REVENUE	$ 3,311	$ -
OPERATING EXPENSES		
Bank & Credit Card Charges	132	3
Charitable Contributions	1,775	-
Contract Labor	211,300	60,666
Depreciation & Amortization	1,095	-
Filing Fees	520	-
Marketing & Promotional Expense	29,983	-
Meals & Entertainment	4,140	777
Office Supplies & Expense	3,846	77
Payroll Taxes	15,168	-
Professional Fees	9,524	-
Rent Expense	43,183	-
Salaries & Wages	166,793	-
Seminars & Conferences	16,415	-
Travel Expense	8,314	6
Utilities	1,409	32
Web Presence & Storage	11,793	162
Total Operating Expenses	525,390	61,723
OPERATING (LOSS)	(522,079)	(61,723)
OTHER EXPENSE		
Interest Expense	3	-
Total Other Expense	3	-
NET INCOME (LOSS)	$ (522,082)	$ (61,723)